                                                         Crestview Development Corporation

                                                         7401 Springbank Boulevard, Suite 3

                                                          SW Calgary, Alberta, Canada

                                                           403-241-1925

December 27, 2005

Re: Crestview Development Corporation

       Registration Statement on Form SB-2

       Filed December 8,2005

       File No. 333-130201

Attention: Goldie Walker

We are writing in response your dated December 13, 2005 and have provided the following response to your comment.

SIGNATURES

Please revise your signatures to identify the person who is your principal accounting officer or indicate that Mr. McDonald also signs in that capacity. See Instructions for signatures, paragraph 1 to the Form SB-2 registration statement.

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We have noted this comment and have revised our signature page to coincide with the Instructions for signatures, paragraph 1 to the Form SB-2.

Yours truly,

/s/Philip McDonald

Crestview Development Corporation

Philip McDonald, President, Secretary, Treasurer

and Principal Accounting Officer